SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                       12 February, 2004


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  3rd Quarter Results announcement made on 12 February 2004


                                                               February 12, 2004


          THIRD QUARTER AND NINE MONTHS RESULTS TO DECEMBER 31, 2003

                         THIRD QUARTER HIGHLIGHTS


-    Earnings per share* of 4.4 pence, up 7 per cent

-    Profit before taxation* of GBP526 million, up 1 per cent

- Group turnover of GBP4,578 million, down 2.6 per cent (down 1.4 per cent excluding the impact of mobile termination rate reductions)

-    New wave turnover of GBP838 million, up 31 per cent

-    Net debt of GBP8,795 million, 32 per cent lower than previous year

-    Contract wins of over GBP2 billion in the quarter

-    Broadband end users approaching 2 million


*Before goodwill amortisation and exceptional items.


Chief Executive's statement

Ben Verwaayen, Chief Executive, commenting on the third quarter results, said:

"The transformation of our marketplace is accelerating and BT is driving that change by providing our customers with new technology and services with greater capabilities and lower cost.

"Our new wave revenues grew by 31 per cent in the quarter, our highest rate of growth yet. This has offset much of the impact of the 6 per cent* decline in our traditional business.

"The momentum of this transformation is building with broadband volumes now approaching 2 million lines and we are now taking orders of over 45,000 per week. In addition, we are becoming a major international ICT solutions provider with well over GBP2 billion of orders in this quarter alone."


Group Finance Director's statement

Ian Livingston, Group Finance Director, commenting on the third quarter results, said:

"Earnings per share before goodwill amortisation and exceptional items increased by 7 per cent over last year to 4.4 pence in the quarter, and by 26 per cent to
13.0 pence per share in the nine months which is more than twice the level of two years ago.

"Profit before tax, goodwill amortisation and exceptional items increased by 1 per cent despite the challenges faced by our business as the pace of transformation quickens. This has been achieved through the success of our continued cost efficiency programmes and lower interest charges.

"We remain committed to growing long term shareholder value by transforming our revenue streams to new wave products and services; driving more than GBP1 billion of cost savings over the next 3 years; investing for the future; and managing the group's balance sheet more effectively."

*After adjusting for the impact of regulatory reductions to mobile termination rates.

                RESULTS FOR THE THIRD QUARTER AND NINE MONTHS
                            TO DECEMBER 31, 2003


BT Group's results before goodwill amortisation and exceptional items

                       Third quarter                     Nine months
            --------------------------------- ---------------------------------
               2003    2002   Better (worse)     2003     2002   Better (worse)
               GBPm    GBPm              %       GBPm     GBPm              %
Group         4,578   4,701             (3)    13,732   13,949             (2)
turnover

EBITDA        1,474   1,513             (3)     4,404    4,294              3

EBITDA before
leaver costs  1,500   1,525             (2)     4,457    4,499             (1)

Group
operating
profit          743     758             (2)     2,221    2,057              8

Net interest
charge          223     285             22        664      880             25

Profit before
taxation        526     521              1      1,557    1,339             16

Profit after
taxation        382     354              8      1,112      900             24

Earnings per
share           4.4p    4.1p             7       13.0p    10.3p            26

Capital
expenditure     699     613            (14)     1,829    1,721             (6)

Free cash       (68)     19            n/m      1,135      777             46
flow

Net debt                                        8,795   12,917             32


The results in the table above and the commentary focus on the results before goodwill amortisation and exceptional items.

Total earnings per share and profit before tax, after goodwill amortisation and exceptional items, for the third quarter are 4.5 pence (2002 - 5.2 pence) and GBP519 million (2002 - GBP567 million) respectively. For the nine months they are 12.9 pence (2002 - 12.0 pence) and GBP1,525 million (2002 - GBP1,440 million).

The full profit and loss account, cash flow statement and balance sheet are provided on pages 15 to 20.

GROUP RESULTS

Whilst driving a significant transformation in our business, BT continued to make further progress in the quarter with earnings per share before goodwill amortisation and exceptional items 7 per cent ahead of the same quarter last year and 26 per cent ahead in the nine months to date.

The acceleration of this transformation is demonstrated by the 31 per cent growth of new wave turnover to GBP838 million compared to a 25 per cent increase in the second quarter. New wave turnover represented 18 per cent of total turnover in the quarter, compared to 14 per cent in the third quarter of last year. New wave turnover is mainly generated from Information and Communications Technology (ICT) solutions, broadband, mobility and managed services. Performance in the quarter was driven by particularly strong growth in broadband and our solutions businesses. However, this was more than offset by an 8 per cent decline in turnover from the group's traditional businesses. This decline reflects regulatory intervention, price reductions and technological changes that we are using to drive customers from traditional services to better value and more flexible new wave services, such as broadband and IPVPN's. The decline in traditional turnover is 6 per cent after excluding the impact of regulatory reductions to mobile termination rates. These reductions are passed on to BT customers resulting in lower charges but are profit neutral.

The pace of this change means it has continued to be a challenging quarter in which total group turnover decreased by 2.6 per cent year on year to GBP4,578 million. Excluding the regulatory reductions on mobile termination rates underlying turnover fell by 1.4 per cent, which compares to the 0.6 per cent decline last quarter.

Consumer revenues in the third quarter were 3 per cent lower (2 per cent lower excluding the impact of reductions to mobile termination rates) year on year.
BT Together packages provide an important element in defending traditional turnover with an increase of 73,000 customers over last year. In the consumer fixed voice market, Carrier Pre Selection (CPS) has had some impact on our business with BT's consumer market share, as measured by volume of fixed to fixed voice minutes, declining by 0.2 percentage points to an estimated 72.2 per cent compared to last quarter. The underlying average revenue per customer household (net of mobile termination charges) of GBP269 was broadly in line with the level achieved in the third quarter of last year. Contracted revenues have increased to 59 per cent compared to 56 per cent last year.

The aggregate Business and Major Corporate revenues also declined by 3 per cent year on year. BT's business market share of fixed to fixed voice minutes declined by only 0.2 percentage points to an estimated 41.0 per cent compared to last quarter despite the effect of CPS. This compares to a quarterly decline of around 0.9 percentage points over the previous four quarters.

Revenues from smaller and medium sized businesses reduced by 6 per cent
(GBP41 million) from the third quarter last year, showing the net impact of call volume reductions in our traditional telephony services as customers switch into new wave services such as broadband. However, BT Business Plan, launched in January 2003, had successfully attracted more than 216,000 business locations (147,000 customers) by December 31, 2003, helping to stem the rate of market share decline.

Major Corporate (UK and international) revenues reduced by 2 per cent (GBP31 million) with the growing new wave turnover not fully offsetting the decline in traditional UK services. There is a continued migration of traditional voice only services to managed ICT contracts. Contract wins from the Solutions and BT Syntegra businesses amounted to more than GBP2 billion in the third quarter. Within this are two contracts that BT Syntegra won against multi-national IT competitors from the Department of Health as part of the NHS National Programme for IT, worth an expected GBP1.6 billion over the next 10 years. Group ICT turnover grew by 18 per cent to GBP0.6 billion in the quarter confirming BT's status as a major provider in this market.

Wholesale (UK and international) revenue fell by 1 per cent (2 per cent increase excluding impact of reductions to mobile termination rates). We achieved
52 per cent growth in new wave turnover from our UK Wholesale business which partly compensated for the decline in our UK Wholesale prices. The international carrier business turnover grew by 16 per cent in the third quarter, of which 5 percentage points were due to currency movements.

Group operating costs before goodwill amortisation and exceptional items reduced by 3 per cent compared to the third quarter of last year reflecting the group's continued focus on operational efficiency and effectiveness initiatives offset by investment in new wave initiatives and the adverse impact of currency movements of GBP25 million. Net staff costs, excluding leaver costs of GBP26 million, increased by GBP34 million to GBP865 million due to the impact of increases in pay rates, national insurance (GBP8 million) and the SSAP24 pension charge (GBP28 million), offset by improved efficiency. Payments to other telecommunication operators were GBP68 million (7 per cent) lower than last year mainly reflecting a reduction in UK payments, primarily due to the lower mobile termination rates. Other operating costs before goodwill amortisation and exceptional items were reduced by 6 per cent largely due to efficiency cost savings offset by the adverse impact of currency movements.

Depreciation was GBP23 million lower than the third quarter of last year at GBP731 million reflecting more efficient capital expenditure over recent years.

As a result of these cost savings the group operating profit margin before leaver costs was 16.8 per cent, an increase of 0.4 percentage points on the level achieved in the third quarter of last year. We have cost transformation programmes in place to deliver further savings of more than GBP1 billion over the next 3 years.

Group operating profit before goodwill amortisation, exceptional items and leaver costs was flat compared to the third quarter of last year. The
GBP14 million increase in leaver costs this year means that the group operating profit after leaver costs was 2 per cent lower than the third quarter of last year. This performance reflects lower profits in the group's UK wholesale and retail businesses partially offset by the GBP62 million improvement in BT Global Services.

BT's share of associates and joint ventures operating profits before goodwill amortisation and exceptional items was GBP5 million in the quarter (GBP47 million last year). The prior year included the results of our interest in Cegetel which was sold in January 2003.

Net interest payable before exceptional items was GBP223 million for the quarter, an improvement of GBP62 million against last year as a result of the significant reduction in the level of net debt. Profit before taxation, goodwill amortisation and exceptional items of GBP526 million in the quarter increased by 1 per cent.

The taxation rate on the profit before exceptional items and goodwill amortisation was 27.4 per cent in the quarter (32.1 per cent last year) and 28.6 per cent for the year to date (32.8 per cent last year). The lower effective tax rate reflects reduced overseas losses for which relief is not available and greater tax efficiency in the group.

Earnings per share before goodwill amortisation and exceptional items were
4.4 pence for the quarter (4.1 pence last year), an increase of 7 per cent and were 13.0 pence for the nine months to December 31, 2003, an increase of 26 per cent over last year.

Exceptional items and goodwill

There was a net exceptional charge before taxation of GBP4 million in the quarter. During the quarter the group's main disposal was its 7.8 per cent interest in Inmarsat which was sold for US $118 million (GBP67 million) realising an exceptional profit on disposal of GBP32 million.

An exceptional net interest charge of GBP37 million was incurred in the quarter, being the premium on buying back US $195 million (GBP135 million) of the group's US dollar bonds.

Goodwill amortisation was GBP3 million for the quarter (GBP5 million last year). Earnings per share after goodwill amortisation and exceptional items were
4.5 pence compared to 5.2 pence last year reflecting the net exceptional credit in 2002/03 relating to the sale of fixed asset investments and group undertakings and the exit from Blu.

Net debt and cash flow

Net debt at December 31, 2003 was GBP8,795 million, 32 per cent below the third quarter last year. Cash inflow from operating activities amounted to GBP1,038 million in the quarter. This is after making special and annual deficiency contributions to the BT Pension Scheme of GBP362 million (GBP329 million last year).

The net cash outflow on fixed asset purchases and sales was GBP599 million in the quarter which compares to GBP523 million last year reflecting the rising investment in our network transformation programme.

The cash generation in the third quarter is usually lower than the other quarters due to the annual special and deficiency pension payment and interest payment dates in December. Free cash flow (before acquisitions and disposals, dividends and financing) was a net outflow of GBP68 million in the quarter compared to an inflow of GBP19 million last year reflecting the higher capital expenditure and the premium on the bond buy back.

The group commenced its share buyback programme in the quarter with 33 million shares repurchased for GBP58 million. This programme is expected to continue in the next quarter.

The group's swap portfolio which hedges foreign exchange and interest rate exposures is being restructured. During the quarter this resulted in a GBP117 million reduction in net debt and this restructuring activity is expected to continue in the next quarter.

Although net debt was not impacted, the group issued a US $172 million
0.75 per cent exchangeable bond due in 2008, exchangeable into ordinary shares of LG Telecom, BT's Korean based associate. The group also undertook a sale and leaseback of circuit switches which had no effect on net debt but increased both gross debt and cash by around GBP1 billion. The liability will effectively be repaid over four years.

Customer satisfaction

BT has an extensive market research programme conducted by external agencies which focuses on the level and causes of customer dissatisfaction. The group achieved a further 8 percentage point improvement in the level of customer dissatisfaction in the quarter to 18 per cent in the year to date.

Broadband

During the third quarter, additional investment enabled broadband services to be available in exchanges serving 85 per cent of UK homes and we have plans to increase broadband coverage to 90 per cent of UK communities by this summer. We aim to reach a target of 100 per cent broadband coverage of every UK community during 2005.

There was an installed base of 1.93 million Wholesale broadband lines by February 6, 2004, three times the number of connections 12 months ago, with net additions growing at more than 33,000 per week. The increasing base is reflected in a 129 per cent increase in broadband revenues to GBP128 million in the quarter.

________________________________________________________________________________

The fourth quarter and preliminary results of BT Group are expected to be announced on May 20, 2004.

OPERATING PERFORMANCE BY LINE OF BUSINESS



Third quarter ended  Group           Group operating                   Capital
December 31,      turnover       profit (loss) (iii)      EBITDA   expenditure
2003(i)               GBPm                      GBPm        GBPm          GBPm
BT Retail            3,333                       366        404             32
BT Wholesale         2,682                       421        902            489
BT Global
Services             1,407                       (22)       133            115
Other                    9                       (22)        35             63
Intra-group
items (ii)          (2,853)                        -          -              -
                  --------                  --------   --------       --------
Total                4,578                       743      1,474            699
                  ========                  ========   ========       ========



Nine months ended    Group           Group operating                   Capital
December 31,      turnover      profit  (loss) (iii)     EBITDA    expenditure
2003 (i)              GBPm                      GBPm       GBPm           GBPm

BT Retail           10,014                     1,124      1,250             72
BT Wholesale         8,151                     1,284      2,712          1,265
BT Global
Services             4,133                      (112)       345            319
Other                   20                       (75)        97            173
Intra-group
items (ii)          (8,586)                        -          -              -
                  --------                  --------   --------       --------
Total               13,732                     2,221      4,404          1,829
                  ========                  ========   ========       ========

(i)  See note 2 on pages 21 to 25 for prior year figures.

(ii) Elimination of intra-group turnover between businesses, which is included in the turnover of the originating business.

(iii)Before goodwill amortisation and exceptional items.

There is extensive trading between BT's lines of business and the line of business profitability is dependent on the transfer price levels. The intra-group trading arrangements are subject to review and changed with effect from April 1, 2003 in certain circumstances to reflect reorganisations within the group and regulatory changes. The comparative figures for the lines of business have been restated to reflect these changes but there is no impact at a group level.

The line of business commentaries refer to EBITDA, which is defined as group operating profit before depreciation and amortisation. In addition, reference is made to operating free cash flow, which is defined as EBITDA less capital expenditure.

BT Retail


                  Third quarter ended December 31              Nine months
                                                            ended December 31
                 --------------------------------------  ----------------------
                   2003    2002*      Better (worse)          2003     2002*
                   GBPm    GBPm         GBPm         %        GBPm     GBPm

Group turnover    3,333   3,521        (188)       (5)      10,014   10,328
                 ------  ------                             ------   ------
Gross margin        934     995         (61)       (6)       2,804    2,955
Sales, general
and
administration
costs               530     547          17         3        1,554    1,643
                 ------  ------                             ------   ------
EBITDA              404     448         (44)      (10)       1,250    1,312
Depreciation         38      46           8        17          126      153
                 ------  ------                             ------   ------
Operating profit    366     402         (36)       (9)       1,124    1,159
                 ======  ======                             ======   ======
Capital
expenditure          32      25          (7)      (28)          72       69
                 ======  ======                             ======   ======

Operating free
cash flow           372     423         (51)      (12)       1,178    1,243
                 ======  ======                             ======   ======

*Restated to reflect changes in intra-group trading arrangements.

Growth in new wave turnover of 21 per cent was more than offset by the 9 per cent decline in the traditional turnover, resulting in an overall decline of 5 per cent compared to the third quarter of last year.



                   Third quarter ended December 31               Nine months
                                                              ended December 31
                 --------------------------------------  ----------------------
BT Retail turnover  2003    2002*        Better (worse)           2003     2002*
                    GBPm    GBPm          GBPm         %          GBPm     GBPm

Voice Services     2,241   2,456          (215)       (9)        6,816    7,268
Intermediate         587     647           (60)       (9)        1,778    1,882
Products
                  ------  ------                                ------   ------
Traditional        2,828   3,103          (275)       (9)        8,594    9,150
                  ------  ------                                ------   ------
ICT                  390     376            14         4         1,140    1,062
Broadband             81      31            50       161           206       89
Mobility              21       9            12       133            50       23
Other                 13       2            11       n/m            24        4
                  ------  ------                                ------   ------
New Wave             505     418            87        21         1,420    1,178
                  ------  ------                                ------   ------
Total              3,333   3,521          (188)       (5)       10,014   10,328
                  ======  ======                                ======   ======

Sales to other BT
businesses incl.     213     256           (43)      (17)          627      663
above


*Restated to reflect changes in intra-group trading arrangements.

Turnover from traditional voice services was 9 per cent lower than the third quarter of last year.

The overall market for fixed to fixed voice call minutes is estimated to have declined by 5 per cent compared to the third quarter of last year, partly reflecting the migration to new wave products and services such as IPVPNs and substitution by e-mail, instant messaging and mobile services.

BT Group's total originating measured call volumes have decreased by 5 per cent. Internet and data related call volumes decreased by 4 per cent, being driven by the migration to broadband which is not measured in minutes and a slow down in the growth of flat rate internet access products. Total geographic (local, national and international) call volumes declined by 9 per cent, largely reflecting the decline in the market and some loss of market share to CPS. Fixed to mobile call volumes declined by 2 per cent after having grown by 1 per cent last quarter.

BT's market share of directory enquiries through the 118 500 service has increased as the benefits and awareness of the quality of service and pricing, supported by the current marketing campaign have become apparent. However, revenues have reduced significantly year on year due to the contraction of the market.

Turnover from intermediate products decreased by 9 per cent compared to the third quarter of last year mainly driven by a decline in retail private circuits and ISDN as customers migrate to cheaper partial private circuits and new wave products including broadband and IPVPN.

New wave turnover in BT Retail continued to reflect the trend experienced in the first half with growth of 21 per cent compared to the third quarter last year. ICT turnover increased by 4 per cent, reflecting the growth in new IP based services offset by a decline in business telephony equipment. Broadband turnover has grown by 161 per cent reflecting the increased take up of broadband, with over 796,000 BT Retail customers. In November, BT entered the consumer mobile market with the launch of BT Mobile Home Plan in retail outlets. Total turnover from mobile services increased by 133 per cent.

The total number of BT Retail lines, which includes voice, digital and broadband, increased by 1 per cent to 29.6 million since December 31, 2002, reflecting the continued growth in broadband partially offset by declining PSTN lines.

The gross margin reduced by 0.2 percentage points to 28.0 per cent compared to the third quarter of last year, reflecting lower prices and the changes in the revenue mix, partly offset by lower charges from BT Wholesale, in line with market and regulatory prices.

Cost transformation programmes have generated GBP33 million savings (7 per cent) in the traditional business in the quarter partly offset by higher leaver costs.

Operating profit in the quarter of GBP366 million was 9 per cent lower than the prior year. This flows through to an operating free cash flow (EBITDA less capital expenditure) of GBP372 million in the quarter which is 12 per cent lower than the third quarter of last year.

BT Wholesale


                     Third quarter ended December 31              Nine months
                                                               ended December 31
                 --------------------------------------  ----------------------
                      2003    2002*      Better (worse)         2003      2002*
                      GBPm    GBPm        GBPm         %        GBPm      GBPm

External turnover      858     889         (31)       (3)      2,581     2,625
Internal turnover    1,824   1,962        (138)       (7)      5,570     5,807
                    ------  ------                            ------    ------
Group turnover       2,682   2,851        (169)       (6)      8,151     8,432
                    ======  ======                            ======    ======
Total operating
costs
before depreciation  1,802   1,912         110         6       5,510     5,801
Other operating
income                  22      34         (12)      (35)         71        94
                    ------  ------                            ------    ------
EBITDA                 902     973         (71)       (7)      2,712     2,725
Depreciation           481     488           7         1       1,428     1,438
                    ------  ------                            ------    ------
Operating profit       421     485         (64)      (13)      1,284     1,287
                    ======  ======                            ======    ======
Capital expenditure    489     430         (59)      (14)      1,265     1,174
                    ======  ======                            ======    ======
Operating free
cash flow              413     543        (130)      (24)      1,447     1,551
                    ======  ======                            ======    ======


*Restated to reflect changes in intra-group trading arrangements.

Operating profit decreased by 13 per cent to GBP421 million on a 6 per cent fall in turnover. EBITDA margin was maintained at the same level as the third quarter last year at 34 per cent, with efficiencies offsetting the effect of a 4 per cent increase in network volumes.

External turnover fell by GBP31 million (3 per cent) which is fully accounted for by price reductions on mobile call termination rates which have reduced turnover by GBP35 million, although this has no impact on profitability. In addition, the reductions from the regulatory Network Charge Control (NCC) pricing formulae resulted in weighted average price reductions of 6 per cent across the basket of relevant products. The continued migration from retail private circuits to partial private circuits has also reduced traditional turnover.

New wave external turnover has continued to show strong growth of 52 per cent to GBP100 million driven by the increase in broadband volumes and managed services and completely offsets the reduction in traditional turnover after excluding the impact of the reduced mobile termination rates.

Internal turnover in the quarter of GBP1,824 million showed a decrease of GBP138 million (7 per cent) reflecting lower call and retail private circuit volumes, reductions on mobile termination rates, and price reductions.

BT Wholesale has maintained the focus on managed cash costs (defined as operating costs excluding payments to other network operators and depreciation, plus capital expenditure). Reflecting this continued drive towards improved operating efficiency, BT Wholesale has achieved efficiency savings of GBP79 million in the quarter and is on track to reach its target of GBP250 million for the full year.

BT Global Services


                    Third quarter ended December 31              Nine months
                                                              ended December 31
                 --------------------------------------  ----------------------
                     2003    2002*      Better (worse)          2003      2002*
                     GBPm    GBPm        GBPm         %         GBPm      GBPm

Group turnover      1,407   1,296         111         9        4,133     3,891
EBITDA                133      71          62        87          345       149
Operating loss        (22)    (84)         62        74         (112)     (296)
Capital expenditure   115     102         (13)      (13)         319       293
Operating free
cash flow              18     (31)         49       n/m           26      (144)


*Restated to reflect changes in intra-group trading arrangements.

BT Global Services has produced another quarter of significantly improved profitability and operating free cash flow. Operating losses for the quarter were reduced by GBP62 million (74 per cent) and operating free cash flow improved by GBP49 million to a positive GBP18 million in the quarter, maintaining the positive trend seen in the year to date.

Turnover for the quarter rose by 9 per cent to GBP1,407 million. Solutions grew by 14 per cent reflecting the conversion of the strong order intake over the past twelve months into revenue. BT Syntegra produced another strong quarter's results, with higher revenues from the UK government sector helping it to achieve growth of 11 per cent. Global Products maintained its growth at 9 per cent, continuing to benefit in particular from Multi Protocol Label Switching
(MPLS).

BT Syntegra won two major contracts with the Department of Health, as part of the NHS National Programme for IT, which together are worth an expected GBP1.6 billion over the next ten years. The first contract is for the design, delivery and management of a national patient record database and transactional messaging service and the second is as the Local Service Provider for London. Orders for the Solutions business amounted to GBP0.7 billion in the third quarter. Total Solutions and BT Syntegra long term contract wins for the last 12 months amount to GBP6.3 billion compared to an annual turnover of around GBP3.4 billion. These contracts will provide the base for future growth.

EBITDA increased by 87 per cent from the third quarter of last year to GBP133 million. Higher turnover, together with lower network, selling, general and administration costs following continuing cost reduction initiatives helped generate a 74 per cent reduction in operating losses. The majority of this improvement is evident in the global products and global carrier businesses.

Global Services' transformation is continuing and it offers the group significant growth opportunities through its international network centric solution and systems integration capabilities. The group will continue to invest in operating and capital expenditure to build on this strong position and realise these opportunities.
________________________________________________________________________________


GROUP PROFIT AND LOSS ACCOUNT
for the three months ended December 31, 2003
________________________________________________________________________________


                               Before goodwill             Goodwill     Total
                              amortisation and     amortisation and
                             exceptional items    exceptional items
                                                           (note 6)
(unaudited)         Notes                  GBPm                GBPm      GBPm
--------------------------------------------------------------------------------

Group turnover       2, 4                  4,578                   -     4,578
Other
operating
income                                        37                   -        37
Operating
costs                    3                (3,872)                 (3)   (3,875)
                                          ------              ------    ------
Group
operating
profit (loss)            2                   743                  (3)      740
Group's share
of operating
profits of
associates and
joint ventures           4                     5                   -         5
                                          ------              ------    ------
Total
operating
profit (loss)                                748                  (3)      745

Profit on sale
of fixed asset
investments
and group
undertakings             5                     -                  33        33
Profit on sale
of property
fixed assets                                   1                   -         1
Net interest
payable                  7                  (223)                (37)     (260)
                                          ------              ------    ------

Profit (loss)
before
taxation                                     526                  (7)      519

Taxation                                    (144)                 11      (133)
                                          ------              ------    ------

Profit after
taxation and
attributable
to
shareholders                                 382                   4       386
                                          ======              ======    ======
Earnings per
share                    8

- basic                                      4.4p                          4.5p
                                          ======                        ======
- diluted                                    4.4p                          4.4p
                                          ======                        ======

________________________________________________________________________________


GROUP PROFIT AND LOSS ACCOUNT
for the three months ended December 31, 2002
--------------------------------------------------------------------------------
                                 Before goodwill            Goodwill     Total
                                amortisation and    amortisation and
                               exceptional items   exceptional items
                                                            (note 6)
(unaudited)          Notes                  GBPm                GBPm      GBPm
--------------------------------------------------------------------------------

Group turnover       2, 4                  4,701                   -     4,701
Other
operating
income                                        52                   -        52
Operating
costs                    3                (3,995)               (203)   (4,198)
                                           -----                 ---     -----
Group
operating
profit (loss)            2                   758                (203)      555
Group's share
of operating
profits of
associates and
joint ventures           4                    47                 150       197
Total                                     ------              ------    ------
operating
profit (loss)                                805                 (53)      752

Profit on sale
of fixed asset
investments
and group
undertakings                                   -                  99        99
Profit on sale
of property
fixed assets                                   1                   -         1
Net interest
payable                  7                  (285)                  -      (285)
                                          ------              ------    ------
Profit before
taxation                                     521                  46       567

Taxation                                    (167)                 51      (116)
                                          ------              ------    ------
Profit after
taxation                                     354                  97       451
Minority
interests                                      1                  (7)       (6)
Profit                                    ------              ------    ------
attributable
to
shareholders                                 355                  90       445
                                          ======              ======    ======
Earnings per
share                    8

- basic                                      4.1p                          5.2p
                                          ======                        ======
- diluted                                    4.1p                          5.1p
                                          ======                        ======


GROUP PROFIT AND LOSS ACCOUNT
for the nine months ended December 31, 2003

--------------------------------------------------------------------------------
                                Before goodwill            Goodwill     Total
                               amortisation and    amortisation and
                              exceptional items   exceptional items
                                                           (note 6)
(unaudited)         Notes                  GBPm                GBPm      GBPm
--------------------------------------------------------------------------------

Group turnover       2, 4                 13,732                   -    13,732
Other
operating
income                                       133                   -       133
Operating
costs                    3               (11,644)                 (9)  (11,653)
                                         -------             -------   -------
Group
operating
profit (loss)            2                 2,221                  (9)    2,212
Group's share
of operating
losses of
associates and
joint ventures           4                    (2)                  -        (2)
                                         -------             -------   -------

Total
operating
profit (loss)                              2,219                  (9)    2,210

Profit on sale
of fixed asset
investments
and group
undertakings             5                     -                  32        32
Profit on sale
of property
fixed assets                                   2                   -         2
Net interest
payable                  7                  (664)                (55)     (719)
                                         -------             -------   -------

Profit (loss)
before
taxation                                   1,557                 (32)    1,525

Taxation                                    (445)                 27      (418)
                                         -------             -------   -------

Profit (loss)
after taxation                             1,112                  (5)    1,107
Minority
interests                                      7                   -         7
                                         -------             -------   -------

Profit (loss)
attributable
to
shareholders                               1,119                  (5)    1,114
                                         =======             =======

Dividends                                                                 (278)
                                                                       -------
Retained
profit for the
period                                                                     836
                                                                       =======
Earnings per
share                    8

- basic                                     13.0p                         12.9p
                                         =======                       =======
- diluted                                   12.9p                         12.8p
                                         =======                       =======


GROUP PROFIT AND LOSS ACCOUNT
for the nine months ended December 31, 2002

--------------------------------------------------------------------------------
                                Before goodwill            Goodwill     Total
                               amortisation and    amortisation and
                              exceptional items   exceptional items
                                                           (note 6)
(unaudited)         Notes                  GBPm                GBPm      GBPm
--------------------------------------------------------------------------------

Group turnover       2, 4                 13,949                   -    13,949
Other
operating
income                                       148                   -       148
Operating
costs                    3               (12,040)               (214)  (12,254)
                                         -------             -------   -------
Group
operating
profit (loss)            2                 2,057                (214)    1,843
Group's share
of operating
profits of
associates and
joint ventures           4                   162                 150       312
                                         -------             -------   -------

Total
operating
profit (loss)                              2,219                 (64)    2,155

Profit on sale
of fixed asset
investments
and group
undertakings                                   -                 165       165
Profit on sale
of property
fixed assets                                   7                   -         7
Amounts
written off
investments                                   (7)                  -        (7)
Net interest
payable                  7                  (880)                  -      (880)
                                         -------             -------   -------

Profit before
taxation                                   1,339                 101     1,440

Taxation                                    (439)                 51      (388)
                                         -------             -------   -------

Profit after
taxation                                     900                 152     1,052
Minority
interests                                    (10)                 (7)      (17)
                                         -------             -------   -------

Profit
attributable
to
shareholders                                 890                 145     1,035
                                         =======             =======
Dividends                                                                 (194)
                                                                       -------
Retained
profit for the
period                                                                     841
                                                                       =======
Earnings per
share                    8

- basic                                     10.3p                         12.0p
                                         =======                       =======
- diluted                                   10.3p                         12.0p
                                         =======                       =======





GROUP CASH FLOW STATEMENT
for the three months and nine months ended December 31, 2003


--------------------------------------------------------------------------------
                                     Third quarter             Nine months
                                   ended December 31        ended December 31
                                    2003       2002        2003           2002
(unaudited)                         GBPm       GBPm        GBPm           GBPm
--------------------------------------------------------------------------------

Net cash inflow from operating
activities* (note 9)               1,038      1,041       3,821          3,776

Dividends from associates and
joint                                  2          3           3              4
ventures

Net cash outflow for returns on
investments and servicing of        (333)      (372)       (792)          (978)
finance

Taxation paid                       (176)      (130)       (185)          (276)
                                 --------  ---------   ---------      ---------
Purchase of tangible fixed          (680)      (635)     (1,882)        (1,904)
assets
Net sale of fixed asset               66         87         127             88
investments
Sale of tangible fixed assets         15         25          43             67
                                 --------  ---------   ---------      ---------
Net cash outflow for capital
expenditure and financial           (599)      (523)     (1,712)        (1,749)
investments
--------------------------------------------------------------------------------
Free cash (outflow) inflow
before acquisitions, disposals
and dividends                        (68)        19       1,135            777
--------------------------------------------------------------------------------

                                 --------  ---------   ---------      ---------
Acquisitions                         (23)       (12)        (28)          (139)
Disposals                              -        210           1            338
                                 --------  ---------   ---------      ---------
Net cash (outflow) inflow for
acquisitions and disposals           (23)       198         (27)           199

Equity dividends paid                  -          -        (368)          (173)
                                 --------  ---------   ---------      ---------
Cash (outflow) inflow before
use of
liquid resources and financing       (91)       217         740            803

Management of liquid resources      (235)      (467)        266            650

                                 --------  ---------   ---------      ---------
Issue of ordinary share capital        -          -           -             42
Repurchase of ordinary share         (58)         -         (58)             -
capital
New loans                          1,320          -       1,320             20
Repayment of loans                  (884)       (46)     (2,035)        (1,513)
Net movement on short-term             -          -           -            (64)
borrowings                       --------  ---------   ---------      ---------

Net cash inflow (outflow) from
financing                            378        (46)       (773)        (1,515)
                                 --------  ---------   ---------      ---------
Increase (decrease) in cash           52       (296)        233            (62)
                                 ========  =========   =========      =========
Increase (decrease) in net debt
from
cash flows (note 10)                 149       (217)       (682)          (845)
                                 ========  =========   =========      =========

-------------------------------------------------------------------------------
*Net of deficiency and special
pension contributions                362        329         362            329
                                 --------  ---------   ---------      ---------



GROUP BALANCE SHEET
at December 31, 2003

--------------------------------------------------------------------------
                                                December 31       March 31
                                              2003      2002          2003
                                               (unaudited)
                                              GBPm      GBPm          GBPm
--------------------------------------------------------------------------

Fixed assets
Intangible assets                              184       219           218
Tangible assets                             15,460    15,829        15,888
Investments                                    402       754           555
                                            ------    ------        ------
                                            16,046    16,802        16,661
Current assets
Stocks                                          95        92            82
Debtors                                      5,301     5,473         5,043
Investments                                  6,236     3,951         6,340
Cash at bank and in hand                       124        88            91
                                          -------- ---------     ---------
                                            11,756     9,604        11,556
                                          -------- ---------     ---------

Creditors: amounts falling due within one
year
Loans and other borrowings                   2,372     2,326         2,548
Other creditors                              6,852     6,484         7,132
                                          -------- ---------     ---------
                                             9,224     8,810         9,680
                                          -------- ---------     ---------

Net current assets                           2,532       794         1,876
                                          -------- ---------     ---------
Total assets less current liabilities       18,578    17,596        18,537
                                          ======== =========     =========
Creditors: amounts falling due after more
than one year
Loans and other borrowings                  12,783    14,630        13,456

Provisions for liabilities and charges
(note 11)                                    2,325     2,507         2,376

Minority interests                              50        70            63

Capital and reserves (note 12)
                                          -------- ---------     ---------
Called up share capital                        432       434           434
Reserves                                     2,988       (45)        2,208
                                          -------- ---------     ---------
Total equity shareholders' funds             3,420       389         2,642
                                          -------- ---------     ---------
                                            18,578    17,596        18,537
                                          ======== =========     =========
--------------------------------------------------------------------------

NOTES

1 Basis of preparation

The unaudited interim results of BT Group, which are not statutory accounts, have been prepared on the basis of the accounting policies as set out in the report and accounts of BT Group plc for the year ended March 31, 2003. Figures for the year ended March 31, 2003 are extracts from the group accounts for that year.

The group accounts for the year ended March 31, 2003, on which the auditors issued an unqualified report which did not contain a statement under Section 237
(2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companies.

2 Results of businesses

The tables below show the results of BT's lines of business. There is extensive trading between many of the business units and profitability is dependent on the transfer price levels. These intra-group trading arrangements are subject to review and have changed in certain instances. Comparative figures have been restated for these changes but there is no impact at a group level. The eliminations are intra-group eliminations.

With effect from January 1, 2003 the operations of BT Openworld were transferred under the management control of BT Retail. The comparative figures have been restated to report BT Openworld as part of BT Retail for all the periods under review.


(a)  Operating results                                          Group
                                                            operating
                    External   Internal      Group      profit (loss)    EBITDA
                    turnover   turnover   turnover              (iii)     (iii)
                        GBPm       GBPm       GBPm               GBPm      GBPm

Third quarter
ended
December 31, 2003
BT Retail              3,120        213      3,333                366      404
BT Wholesale             858      1,824      2,682                421      902
BT Global
Services                 591        816      1,407                (22)     133
Other                      9          -          9                (22)      35
Intra-group
items (ii)                 -     (2,853)    (2,853)                 -        -
                      ------      -----     ------              -----    -----
Total                  4,578          -      4,578                743    1,474
                      ======      =====     ======              =====    =====
Third quarter
ended
December 31, 2002 (i)
BT Retail              3,265        256      3,521                402      448
BT Wholesale             889      1,962      2,851                485      973
BT Global
Services                 537        759      1,296                (84)      71
Other                     10          1         11                (45)      21
Intra-group
items (ii)                 -     (2,978)    (2,978)                 -        -
                      ------      -----     ------              -----    -----
Total                  4,701          -      4,701                758    1,513
                      ======      =====     ======              =====    =====
Nine months ended
December 31, 2003
BT Retail              9,387        627     10,014              1,124    1,250
BT Wholesale           2,581      5,570      8,151              1,284    2,712
BT Global
Services               1,745      2,388      4,133               (112)     345
Other                     19          1         20                (75)      97
Intra-group
items (ii)                 -     (8,586)    (8,586)                 -        -
                      ------      -----     ------              -----    -----
Total                 13,732          -     13,732              2,221    4,404
                      ======      =====     ======              =====    =====
Nine months ended
December 31, 2002 (i)
BT Retail              9,665        663     10,328              1,159    1,312
BT Wholesale           2,625      5,807      8,432              1,287    2,725
BT Global
Services               1,623      2,268      3,891               (296)     149
Other                     36          1         37                (93)     108
Intra-group
items (ii)                 -     (8,739)    (8,739)                 -        -
                      ------      -----     ------              -----    -----
Total                 13,949          -     13,949              2,057    4,294
                      ------      -----     ------              -----    -----

(i) The results of the lines of business for the quarter ended December 31, 2002 and the nine months ended December 31, 2002 have been restated to reflect changes to intra-group trading arrangements.

(ii) Elimination of intra-group turnover between businesses, which is included in the total turnover of the originating business.

(iii)Before goodwill amortisation and exceptional items.


BT Global Services analysis


                                   Third quarter                Nine months
                                  ended December 31          ended December 31
                            2003    2002   Better (worse)      2003     2002
                         -----------------------------------------------------
                            GBPm    GBPm    GBPm       %       GBPm     GBPm

Group turnover
Solutions                    685     602      83      14      1,980    1,724
Syntegra                     162     146      16      11        468      431
Global Products              468     429      39       9      1,344    1,230
Global Carrier               244     223      21       9        710      706
Other and eliminations      (152)   (104)    (48)    (46)      (369)    (200)
                           -----   -----                      -----    -----
                           1,407   1,296     111       9      4,133    3,891
                           =====   =====                      =====    =====
EBITDA
Solutions                     80      78       2       3        218      213
Syntegra                      11      11       -       -         20       19
Global Products               29     (10)     39     n/m         77      (60)
Global Carrier                40      27      13      48        112       99
Other (i)                    (27)    (35)      8      23        (82)    (122)
                           -----   -----                      -----    -----
                             133      71      62      87        345      149
                           =====   =====                      =====    =====
Operating profit (loss)
(ii)
Solutions                     61      60       1       2        161      159
Syntegra                       9       9       -       -         14       12
Global Products              (68)   (108)     40      37       (212)    (347)
Global Carrier                18       5      13     260         45       33
Other (i)                    (42)    (50)      8      16       (120)    (153)
                           -----   -----                      -----    -----
                             (22)    (84)     62      74       (112)    (296)
                           =====   =====                      =====    =====
Capital expenditure          115     102     (13)    (13)       319      293
                           =====   =====                      =====    =====
Operating free cash flow      18     (31)     49     n/m         26     (144)
                           =====   =====                      =====    =====

(i) Other is after charging leaver costs of GBP6m in the third quarter (GBP7m last year) and GBP19m in the nine months ended December 31, 2003 (GBP46m last year).

(ii) Before goodwill amortisation.


2 Results of businesses continued

(b)  Group turnover analysis


                         Third quarter                     Nine months
                       ended December 31                ended December 31
                  --------------------------  ---------------------------------
                   2003    2002      Better     2003     2002           Better
                                     (worse)                            (worse)
                   GBPm    GBPm         %       GBPm     GBPm                %

Traditional       3,740   4,059        (8)    11,423   12,118               (6)
New wave            838     642        31      2,309    1,831               26
                  -----   -----               ------   ------
                  4,578   4,701        (3)    13,732   13,949               (2)
                  =====   =====               ======   ======
Consumer          1,505   1,545        (3)     4,500    4,558               (1)
Business            636     677        (6)     1,940    2,050               (5)
Major Corporate   1,414   1,445        (2)     4,257    4,260                -
Wholesale/Carrier 1,014   1,024        (1)     3,016    3,045               (1)
Other                 9      10       (10)        19       36              (47)
                  -----   -----               ------   ------
                  4,578   4,701        (3)    13,732   13,949               (2)
                  -----   -----               ------   ------


Note: New wave includes the external new wave turnover of BT Retail (ICT, broadband, mobility and classified directories) and BT Wholesale
(broadband and managed services) and the external turnover of Global Solutions and BT Syntegra.

Consumer includes the external turnover of BT Retail from consumer customers. Business includes the external turnover of BT Retail from SME customers.

Major Corporate includes the external turnover of BT Retail from major corporate customers and the external turnover of BT Global Services, with the exception of Global Carrier.

Wholesale/Carrier includes the external turnover of BT Wholesale and Global Carrier.

(c)  Capital expenditure on plant, equipment and motor vehicle additions


                                        Third quarter            Nine months
                                      ended December 31        ended December 31
                                     2003          2002         2003      2002
                                     GBPm          GBPm         GBPm      GBPm

BT Retail                              32            25           72        69
BT Wholesale
Access                                270           222          717       636
Switch                                 37            52           70       134
Transmission                           49            55          149       179
Products/systems support              133           101          329       225
                                      ---           ---        -----     -----
                                      489           430        1,265     1,174
BT Global Services
Syntegra and Solutions                 19            12           80        36
UK Networks                            33            25           92        84
Other                                  63            65          147       173
                                      ---           ---        -----     -----
                                      115           102          319       293
Other (including fleet and
property)                              63            56          173       185
                                      ---           ---        -----     -----
Total                                 699           613        1,829     1,721
                                      ---           ---        -----     -----

2 Results of businesses continued

(d) Net operating assets (liabilities)


                                              December 31             March 31
                                                     2003                 2003
                                                     GBPm                 GBPm

BT Retail                                              65                 (430)
BT Wholesale                                       11,965               12,041
BT Global Services                                  1,467                1,912
Other                                                 383                  217
                                                   ------               ------
Total                                              13,880               13,740
                                                   ------               ------

Note: Net operating assets (liabilities) comprise tangible and intangible fixed assets, stocks, debtors less creditors (excluding loans and other borrowings) and provisions for liabilities and charges (excluding deferred tax).


3    Operating costs


                                        Third quarter            Nine months
                                      ended December 31       ended December 31
                                        2003       2002         2003      2002
                                        GBPm       GBPm         GBPm      GBPm

Net staff costs before leaver costs      865        831        2,658     2,560
Leaver costs                              26         12           53       205
                                       -----     ------      -------   -------
Net staff costs                          891        843        2,711     2,765
Depreciation                             731        754        2,181     2,234
Payments to telecommunication
operators                                905        973        2,928     2,952
Other operating costs                  1,345      1,425        3,824     4,089
                                       -----     ------      -------   -------
Total before goodwill amortisation     3,872      3,995       11,644    12,040
and exceptional items
Goodwill amortisation                      3          5            9        16
Exceptional items                          -        198            -       198
                                       -----     ------      -------   -------
Total                                  3,875      4,198       11,653    12,254
                                       -----     ------      -------   -------


4    Group's share of associates and joint ventures


                                      Third quarter               Nine months
                                    ended December 31          ended December 31
                                    2003          2002            2003    2002
                                    GBPm          GBPm            GBPm    GBPm

Share of associates and joint
ventures turnover                     98           423             304   1,267
                                      ==           ===             ===   =====
Share of operating profits (losses)
before goodwill amortisation and
exceptional items                      5            47              (2)    162
Impairment of associates and joint
ventures and release of related
costs                                  -           150               -     150
                                      --           ---             ---   -----
Total share of operating profits
(losses) of associates and joint
ventures                               5           197              (2)    312
                                      --           ---             ---   -----


5 Profit on sale of fixed asset investments and group undertakings During the quarter the group's principal disposal was its 7.8% interest in Inmarsat Ventures plc for total cash consideration of $118m (GBP67m) realising a profit on disposal of GBP32m.


6    Exceptional items and goodwill amortisation


                                         Third quarter           Nine months
                                       ended December 31      ended December 31
                                     2003           2002        2003      2002
                                     GBPm           GBPm        GBPm      GBPm

Profit on sale of fixed asset
investments and group undertakings     33             99          32       165
Property rationalisation costs          -           (198)          -      (198)
Impairment of other investments and
release for related costs               -            150           -       150
Net interest payable                  (37)             -         (55)        -
Goodwill amortisation                  (3)            (5)         (9)      (16)
                                       --            ---          --       ---
Net (charge) credit before tax and
minority interests                     (7)            46         (32)      101
                                       --            ---          --       ---

7    Net interest payable
                                       Third quarter            Nine months
                                     ended December 31       ended December 31
                                     2003         2002        2003       2002
                                     GBPm         GBPm        GBPm       GBPm

Group                                 315          322         955      1,000
Joint ventures and associates           4            5          14         21
                                      ---          ---         ---      -----
Total interest payable                319          327         969      1,021
Interest receivable                   (59)         (42)       (250)      (141)
                                      ---          ---         ---      -----
Net interest payable                  260          285         719        880
                                      ===          ===         ===      =====
Analysed:
Before exceptional items              223          285         664        880
Exceptional items                      37            -          55          -
                                      ---          ---         ---      -----
Total                                 260          285         719        880
                                      ---          ---         ---      -----


8    Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

     The average number of shares in the periods were:


                                  Third quarter                 Nine months
                                 ended December 31           ended December 31
                                 2003        2002            2003        2002
                                million of shares           million of shares

Basic                           8,629       8,623           8,629       8,614
Diluted                         8,682       8,656           8,686       8,653


9    Reconciliation of operating profit to operating cash flow


                                       Third quarter            Nine months
                                     ended December 31       ended December 31
                                     2003         2002         2003      2002
                                     GBPm         GBPm         GBPm      GBPm

Group operating profit                740          555        2,212     1,843
Depreciation and amortisation         734          760        2,192     2,253
Changes in working capital            (79)        (147)        (290)     (313)
Provision movements, pensions
and other                            (357)        (127)        (293)       (7)
                                    -----        -----        -----     -----
Net cash inflow from operating
activities                          1,038        1,041        3,821     3,776
                                    -----        -----        -----     -----

10 Net debt

(a)  Analysis


                                                At December 31     At March 31
                                                 2003     2002            2003
                                                 GBPm     GBPm            GBPm

Long-term loans and other borrowings falling
due after more than one year                   12,783   14,630          13,456
Short-term borrowings and long-term loans and
other borrowings falling due within one year    2,372    2,326           2,548
                                               ------   ------          ------
Total debt                                     15,155   16,956          16,004
Short-term investments                         (6,236)  (3,951)         (6,340)
Cash at bank                                     (124)     (88)            (91)
                                               ------   ------          ------
Net debt at end of period                       8,795   12,917           9,573
                                               ------   ------          ------

10 Net debt continued

(b)  Reconciliation of net cash flow to movement in net debt


                                       Third quarter              Nine months
                                     ended December 31         ended December 31
                                     2003          2002        2003       2002
                                     GBPm          GBPm        GBPm       GBPm

Net debt at beginning of period     8,768        13,112       9,573     13,701
Increase (decrease) in net debt
resulting from cash flows             149          (217)       (682)      (845)
Net debt assumed or issued on
acquisitions                            -             -           -        (13)
Currency and other movements          (13)           15         (11)        32
Other non-cash movements             (109)            7         (85)        42
                                    -----        ------       -----     ------
Net debt at end of period           8,795        12,917       8,795     12,917
                                    -----        ------       -----     ------

11   Provisions for liabilities and charges


                                   At December 31                  At March 31
                                  2003       2002                         2003
                                  GBPm       GBPm                         GBPm

Deferred taxation                2,017      2,146                        2,017
Pension provisions (a)              32         33                           33
Other provisions                   276        328                          326
                                 -----      -----                        -----
                                 2,325      2,507                        2,376
                                 -----      -----                        -----

(a) The pension prepayment relating to the BT Pension Scheme of GBP787m at December 31, 2003 (GBP560m last year) is included in debtors and falls due after more than one year.

12   Share capital and reserves


                                          Share capital     Reserves     Total
                                                   GBPm         GBPm      GBPm

Balances at April 1, 2003                           434        2,208     2,642
Repurchase of share capital                          (2)         (56)      (58)
Profit for the nine months ended December
31, 2003                                              -        1,114     1,114
Dividend                                              -         (278)     (278)
                                                    ---        -----     -----
Balances at December 31, 2003                       432        2,988     3,420
                                                    ---        -----     -----


13   Earnings before interest, taxation, depreciation and amortisation (EBITDA)


                                        Third quarter            Nine months
                                      ended December 31       ended December 31
                                      2003         2002         2003      2002
                                      GBPm         GBPm         GBPm      GBPm

Group operating profit before
exceptional items                      740          753        2,212     2,041
Depreciation                           731          755        2,183     2,237
Amortisation                             3            5            9        16
                                     -----        -----        -----     -----
EBITDA before exceptional items      1,474        1,513        4,404     4,294
                                     -----        -----        -----     -----


14   United States Generally Accepted Accounting Principles

The results set out above have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The table below sets out the results calculated in accordance with United States Generally Accepted Accounting Principles.


                                      Third quarter             Nine months
                                     ended December 31       ended December 31
                                     2003         2002        2003       2002

Net income attributable to            132          422         510      1,147
shareholders (GBPm) including
exceptional items

Earnings per ADS (GBP)
- basic                              0.15         0.49        0.59       1.33
- diluted                            0.15         0.49        0.59       1.33


Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with United States Generally Accepted Accounting Principles, is GBP2,484m deficit at December 31, 2003 (December 31, 2002 - GBP3,601m, March 31, 2003 - GBP2,258m).


Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: cash flow, earnings per share and customer satisfaction targets; expectations regarding broadband growth, provision of new technology and services with greater capabilities and lower costs, and revenues from new wave products and services; the possible or assumed future results of operations of BT and/or its lines of business; expectations regarding revenue growth, debt reduction and growing shareholder value by investing for the future and more effectively managing the balance sheet; and cost efficiencies and delivery of sustainable cash savings.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in BT's operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; the timing of entry and profitability of BT and its lines of business in certain communication markets; significant changes in market shares for BT and its principal products and services; to the extent that BT chooses to sell assets or minority interests in its subsidiaries, prevailing market levels for such sales; general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 12 February, 2004